Sheldon Karasik CEO and Chairman	Mineral Mountain Mining & Milling Company A Public Corporation Corporate Headquarters 13 Bow Circle Road Suite 170 Hilton Head, South Carolina 29928 (917) 587-8153 www.mineralmtnminingmilling.com

VIA EDGAR	March 7, 2019

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Mineral Mountain Mining & Milling Company
Amended Registration Statement on Form S-1/A Submitted March 1, 2019 CIK No. 0000066600 SEC File No. 333-227839

Acceleration Request: Requested Date: March 8, 2019 Requested Time: 3:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, Mineral Mountain Mining & Milling Co., an Idaho corporation (the “Company” or “Mineral Mountain”), hereby respectfully requests that the above-referenced Amended Registration Statement on Form S-l/A (File No. 333-227839) (the “Registration Statement”) be declared effective at March 8, 2019 at 3:00 P.M. Eastern Daylight Time (the “Registration Statement Acceleration Request”).

In connection with the acceleration request, the Company hereby acknowledges that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1/A effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1/A;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1/A; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Mineral Mountain Mining & Milling Co.

By:	/s/ Sheldon Karasik
Sheldon Karasik
Chief Executive Officer